UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2013

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NEWS RELEASE

Methanex Corporation

1800 - 200 Burrard St.

Vancouver, British Columbia

Canada V6C 3M1

Investor Relations: 604-661-2600

Toll-Free: 1-800-661-8851

www.methanex.com

For Immediate Release

October 7, 2013

METHANEX INCREASES OPERATING CAPACITY IN NEW ZEALAND, CANADA AND CHILE

VANCOUVER, BRITISH COLUMBIA October 7, 2013 - Methanex Corporation (TSX:MX) (NASDAQ:MEOH) has reached a number of key milestones with respect to its near-term capacity growth objectives in New Zealand, Canada and Chile.

On October 4, 2013, the company successfully produced its first methanol from the newly restarted 0.5 million tonne plant in Waitara Valley, New Zealand. In September, Methanex also restarted an idle distillation unit which will debottleneck methanol production capacity at the Motunui, New Zealand site. These two initiatives will enable Methanex to increase its total annual operating capacity in New Zealand by up to 0.9 million tonnes depending on natural gas composition.

Also in September, Methanex began production from the distillation capacity it has added at its facility in Medicine Hat, Alberta. The new unit adds 0.1 million tonnes of annual operating capacity at the site.

John Floren, President and CEO of Methanex, said, “We are excited to be restarting our Waitara plant and to have completed our distillation capacity initiatives in New Zealand and Medicine Hat. These initiatives represent important milestones in reaching our growth objectives. This new operating capacity, combined with our two 1 million tonne plant relocations from Chile to Geismar, Louisiana, will allow us to increase our operating capacity by up to 3 million tonnes to a total of 8 million tonnes by 2016.” Mr. Floren added, “The projects have been completed on schedule and on budget, thanks to many months of hard work by our teams in New Zealand and Canada.”

Methanex has also restarted its 0.9 million tonne Chile I plant. John Floren said, “We expect the restarted Chile plant to produce methanol at a higher average daily rate than we achieved in the first quarter of 2013, supported by gas supplies from both Chile and Argentina through a tolling arrangement. We have a first class team in Chile and they have worked hard over the past months on this Chile re-start project, while at the same time progressing the relocation of two Chilean plants to Geismar.”

Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com.

FORWARD-LOOKING INFORMATION WARNING

This press release contains forward-looking statements with respect to us and our industry. Statements that include the words “expects”, “will”, or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected operating capacity at Methanex’s facilities now and in the future,

•	successful completion of Methanex’s relocation of plants from Chile to Geismar, Louisiana,

•	expected operating rates at Methanex’s facilities.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	operating capacity and operating rates at Methanex’s facilities, and

•	timing of successful completion of Methanex’s Geismar relocation projects.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including without limitation:

•	our ability to enter into gas purchase arrangements on commercially acceptable terms,

•	the ability to successfully carry out corporate initiatives and strategies,

•	changes in laws or regulations, and

•	other risks described in our 2012 Management’s Discussion and Analysis and second quarter, 2013 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

-end-

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Inquiries:

Sandra Daycock

Director, Investor Relations

Methanex Corporation

604-661-2600 or Toll Free: 1 800 661 8851

Media Inquiries:

Marc Dupont

Director, Government and Public Affairs

Methanex Corporation

604 661 2600 or Toll Free: 1 800 661 8851

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: October 7, 2013	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary